Exhibit 99.1

PRESS RELEASE

Fleetmatics Group Announces Chief Executive, Jim Travers, as Chairman of the Board; Appoints Jack Noonan as Lead Director

Dublin, Ireland and Boston, Massachusetts – November 4, 2013 – Fleetmatics Group PLC (NYSE: FLTX), a leading global provider of fleet management solutions for commercial fleet vehicles delivered as software-as-a-service (SaaS), today announced that Jim Travers, the company’s Chief Executive Officer, has been appointed Chairman of the Board. Additionally, Jack Noonan has been appointed Lead Director. Both appointments became effective on October 30, 2013.

Travers has been a member of the Company’s Board of Directors since 2006, when he joined Fleetmatics as CEO. Noonan, who was named a member of the Board in 2012, is also Chairman of the Nominating and Corporate Governance Committee.

Over the past seven years, Travers has led Fleetmatics to substantial revenue growth and profitability. He has responsibility for the company’s global operations and strategic direction. Prior to joining Fleetmatics, he served as SVP of the Americas of Geac Corporation. Travers, with over 30 years of industry experience, has diverse practice successfully building high growth companies in the public and private sectors.

To learn more, visit www.fleetmatics.com.

About Fleetmatics Group PLC

Fleetmatics Group PLC is a leading global provider of fleet management solutions for small and mid-sized businesses delivered as software-as-a-service (SaaS). Our solutions enable businesses to meet the challenges associated with managing local fleets, and improve the productivity of their mobile workforces, by extracting actionable business intelligence from real-time and historical vehicle and driver behavioral data.

Fleetmatics Group’s intuitive, cost-effective Web-based solutions provide fleet operators with visibility into vehicle location, fuel usage, speed and mileage, and other insights into their mobile workforce, enabling them to reduce operating and capital costs, as well as increase revenue. Fleetmatics serves more than 19,000 customers, with over 388,000 subscribed vehicles worldwide.

Fleetmatics Group’s solutions are marketed both under the Fleetmatics and SageQuest brands.

Source: Fleetmatics Group PLC

Investor Contact:

ICR Inc. on behalf of Fleetmatics

Seth Potter (646) 277-1230

seth.potter@icrinc.com